Exhibit 99.5

NICE to Expand Enterprises’ Capability to Take Advantage of Big Data
Created by Customer Interactions

NICE integrates its solutions for multi-channel customer interaction management with IBM big data analytics software to help enterprises improve customer experience and operational efficiency

Ra’anana, Israel, October 18, 2012, NICE Systems (NASDAQ: NICE) announced today its integrated big data solution that will enable organizations to improve the customer experience by enhancing their analytics-based customer service applications. This solution helps companies leverage, in real time, big data gathered from customer interactions that take place across multiple communication channels, such as voice, e-mail, chat and web, to maximize the business value of each interaction. Data volumes are growing exponentially amid an unprecedented change in computing driven by cloud, social and mobile technologies. The integrated solution addresses this, providing organizations with a comprehensive view of the entire customer experience as well as the ability to impact the interaction in real time.

NICE’s solution incorporates IBM’s big data analytics software, including InfoSphere BigInsights, which supports the collection, integration, and transformation of large volumes of data, with data structures ranging from simple to highly complex. InfoSphere BigInsights uses Hadoop technology, which stores the data on a distributed file system (HDFS), utilizing commodity servers that provide linearly scalable and reliable storage at a lower cost. Leveraging the latest big data software from IBM allows NICE’s customers to conduct complex and varied analysis on much larger datasets than previously possible, while simultaneously reining in IT spend. On top of the data, Hadoop technology enables enterprises to identify and pull out relevant information from large data sets, providing the processing scalability that is needed for big data analysis and addressing the most challenging data volumes.

“Businesses in all industries are looking for new ways to get started with big data,” said Robert Thomas, IBM vice president of big data alliances. “The combination of NICE and IBM software provides clients with a comprehensive view of customer data and interactions, which is essential to achieving key business objectives, such as enhancing customer experience and improving operational efficiency.”

“Big data is often seen as a challenge, instead of an opportunity,” said Yochai Rozenblat, President of the Enterprise Group at NICE. “We seek to empower businesses to use technology to address the vast amounts of data they collect to better understand the customer, their operations, and identify market trends – ultimately turning that wealth of information into an important asset.”

NICE’s Customer Interaction Management Offering enables organizations to impact the full lifecycle of every customer interaction by being well-prepared for each interaction, shaping the interaction in real time as it happens, and driving improvement across the enterprise for the next interaction. Driven by real-time, cross-channel analytics and Voice of the Customer insights, it offers targeted solutions for enhancing the customer experience, streamlining operational efficiency across the enterprise, improving employee performance, increasing service-to-sales revenue, and complying with policies and regulations. NICE Customer Interaction Management solutions, including on-premise and SaaS, are implemented by contact centers of all sizes, branches, retail stores, trading floors, and back office operations.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured Data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 7753798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.